

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Lirong Wang
Chief Executive Officer
Muliang Viagoo Technology, Inc.
2498 Wanfeng Highway, Lane 181
Fengjing Town, Jinshan District
Shanghai, China

> **Re: Muliang Viagoo Technology, Inc.**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022**
> **Filed July 6, 2023**
> **File No. 001-40636**

Dear Lirong Wang:

We issued comments to you on the above captioned filing on December 13, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 12, 2024. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions on the accounting comment. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jason Ye, Esq.